January 10, 2007

via EDGAR and Facsimile

Mr. James Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Washington, D.C. 20549	Re: American Financial Group, Inc. Form 10-K for December 31, 2005 Filed on March 7, 2006 File No. 000-01532

Dear Mr. Rosenberg:

AFG is responding to the Staff's comment received on December 27, 2006, regarding the request for more information with respect to the Company's automobile residual value insurance ("RVI") business.

The Black Book feature contained in some of our policies is intended to protect AFG from losing value end of lease by encouraging insureds to maximize the selling prices of their autos coming off lease. The fact that this feature comes into play in less than 10% of the vehicles coming off lease calls into question whether the Black Book value needs any further evaluation as a "predominant" underlying under SFAS No. 133. Nonetheless, paragraph 10(e) of SFAS No. 133 states that the application of that standard to a contract "depends on its predominant characteristics." We believe it is the actual sales proceeds that is the predominant underlying determining the amount of claims under our RVI policies because so few of our contracts have claims that are ultimately determined using Black Book value.

In response to the Staff's request for a correlation analysis of all underlyings, considered in combination, versus the Black Book value alone, we compared the estimated loss calculated using the Black Book wholesale average (the underlying that the Staff has interpreted as not qualifying for the paragraph 10(e)(2) exception) to the actual loss paid (a function of all underlyings considered in combination) during calendar year 2005 on every lease for our largest account that included the Black Book feature (over 116,000 lease terminations). The analysis resulted in a coefficient of correlation (or "r") of .67 or common variance of 45% ("r squared"), which is well below the threshold for being considered "highly correlated."

Reasons why the correlation between losses based on Black Book value and losses based on the actual sales proceeds are not higher include the fact that Black Book values are wholesale "averages," while sales proceeds are specific to a unique automobile and can vary significantly based on the vehicles' make, model, physical condition, mileage, color, equipment and options.

Our analysis indicates that there is not a high correlation between results based on Black Book values and those based on all of the underlyings considered in combination. Accordingly, we believe that the accounting for these contracts under SFAS No. 133 should be based on their predominant characteristic (i.e. the actual sales proceeds) and that the contracts qualify for the non-financial asset exception in paragraph 10(e)(2) of SFAS 133.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513)579-369-5750).

American Financial Group, Inc.

BY: s/KEITH A. JENSEN
Keith A. Jensen
Senior Vice President (principal financial and accounting officer)

cc:    Mr. Joseph Roesler

         Ms. Ibolya Ignat